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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                           AMENDMENT NO. 1 TO FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                CYBERONICS, INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


               Delaware                                  76-0236465
 ----------------------------------------      ---------------------------------
 (State of incorporation or organization)      (IRS Employer Identification No.)


                     16511 SPACE CENTER BOULEVARD, SUITE 600
                              HOUSTON, TEXAS 77058
    (Address, including zipcode, of Registrant's principal executive offices)

                         -------------------------------


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                         Name of each exchange on which
     to be so registered                         each class is to be registered

             NONE                                          NONE


Securities to be registered pursuant to Section 12(g) of the Act:

                         PREFERRED SHARE PURCHASE RIGHTS
                         -------------------------------
                                (Title of Class)


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ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

General

         On January 29, 1997, pursuant to a Preferred Shares Rights Agreement (the "Rights Agreement") between Cyberonics, Inc. (the "Company") and BankBoston (formerly known as First National Bank of Boston) a national banking association, as Rights Agent (the "Rights Agent"), the Company's Board of Directors (the "Board of Directors") declared a dividend of one right (a "Right") to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), for each outstanding share of common stock of the Company, par value $0.01 per share (the "Common Shares"). The dividend was paid on March 10, 1997 (the "Record Date") to stockholders of record as of 3:00 p.m. on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a Preferred Share at an initial exercise price of $150.00 (the "Exercise Price"), subject to adjustment as provided for in the Rights Agreement.

         On August 21, 2000, the Company amended and restated the Rights Agreement (the "Second Amended and Restated Rights Agreement"). The following summary of the principal terms of the Second Amended and Restated Rights Agreement is a general description only and is subject to the more detailed terms and conditions of the Second Amended and Restated Rights Agreement. A copy of the Second Amended and Restated Rights Agreement is attached as Exhibit 4 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

         The Rights will not be exercisable until the Distribution Date (as defined below) and the Rights will attach to and trade together with the Common Shares prior to the Distribution Date. Until the Distribution Date (as defined below), the Rights will be transferable only in connection with the transfer of Common Shares. Accordingly, until the Distribution Date (as defined below), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates with a copy of the Summary of Rights attached thereto. Common Share certificates issued after the Record Date will contain a legend incorporating the Second Amended and Restated Rights Agreement by reference. Until the Distribution Date (as defined below) (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

         The Rights will separate from the Common Shares and the Rights will become exercisable upon the earlier of: (i) 10 days following a public announcement that a


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person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Common Shares, including Common Shares held by affiliates or associates of such person (an "Acquiring Person"), or (ii) 10 business days (or such later date as may be determined by a majority of the Board of Directors) following a person's, or a group of affiliated or associated persons, commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in such person or group becoming an Acquiring Person (each a "Distribution Date").

Issuance of Rights Certificates; Expiration of Rights

         As soon as practicable following the Distribution Date, separate certificates representing Rights ("Rights Certificates') will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date. From and after the Distribution Date, the Rights will be evidenced solely by the Rights Certificates and may be transferred separately and apart from any transfer of Common Shares. In general, Rights will be issued in respect of all Common Shares issued after the Record Date but prior to the earlier of the Distribution Date or Final Expiration Date (as hereinafter defined), unless the Board of Directors specifies to the contrary at or before the time of the issuance of the Common Shares (including issuances of Common Shares pursuant to the exercise of Rights under the Company's benefit plans). The Rights will expire on the earliest of (i) January 29, 2007, (ii) the date upon which the redemption of the Rights is effective, or (iii) the date upon which the Board of Directors orders the exchange of the Rights, as described below (the earliest of such dates being referred to as the "Final Expiration Date").

Initial Exercise of the Rights

         Following the Distribution Date, and until the Final Expiration Date, holders of the Rights will be entitled to receive, upon exercise and the payment of the then effective Exercise Price, one one-thousandth of a Preferred Share.

Right to Buy Common Shares

         Unless the Rights are earlier redeemed, in the event that a person becomes an Acquiring Person, then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon payment of the then effective Exercise Price and exercise thereof, Common Shares having a value equal to two times the then effective Exercise Price. In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board of Directors decides that such action is necessary or appropriate and not contrary to the interests of Right holders, the Company may instead reduce the Exercise Price or substitute cash, assets or other securities having an aggregate value equivalent to the value of the Common Shares issuable upon the exercise of the Rights; provided that if the Company fails to meet such obligation within 30 days following the date a person


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becomes an Acquiring Person, the Company must deliver, upon exercise of a Right but without requiring payment of the Exercise Price, Common Shares (to the extent available) and cash equal in value to the difference between the value of the Common Shares otherwise issuable upon the exercise of a Right and the Exercise Price then in effect. The Board of Directors may extend the 33 day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional Common Shares to permit the issuance of Common Shares upon the exercise in full of the Rights.

Right to Buy Acquiring Company Stock

         Unless the Rights are earlier redeemed, in the event that a person becomes an Acquiring Person and (i) the Company is acquired in a merger or other business combination transaction (whether or not the Company is the surviving entity), or (ii) 50% or more of the Company's consolidated assets or earning power are sold, proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise of such right, shares of common stock or other securities (free of any restrictions) of the acquiring entity having a value equal to two times the Exercise Price.

Exchange Provision

         At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption

         At any time prior to the occurrence of a person becoming an Acquiring Person, (a "Triggering Event") the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). The Company may, at its option, pay the Redemption Price either in Common Shares or cash. The Rights will terminate immediately upon redemption thereof, and the holders of Rights shall have no rights other than the right to receive the Redemption Price.

Adjustments to Prevent Dilution

         The Exercise Price payable, the number of Rights, and the number of Preferred Shares or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with dilutive issuances by the Company as set forth in the Second Amended and Restated Rights Agreement. With certain exceptions, the Exercise Price will not be adjusted until cumulative adjustments would require an adjustment of at least 1% in such Exercise Price.


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Cash Paid Instead of Issuing Fractional Shares

         No fractions of Common Shares will be issued upon exercise of a Right; in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

No Rights as a Stockholder

         A holder of Rights, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends, until such time as the Rights become exercisable.

Amendment

         The Second Amended and Restated Rights Agreement may be supplemented or amended by the Board of Directors in any manner without the approval of the Rights holders prior to a Triggering Event. After a Triggering Event, the provisions of the Second Amended and Restated Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Second Amended and Restated Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Rights and Preferences of the Preferred Shares

         Preferred Shares purchasable upon exercise of the Rights are not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 1,000 times the aggregate per share amount of all dividends declared (including noncash dividends and other distributions) per Common Share. In the event of liquidation, the holders of each Preferred Share will be entitled to receive 1,000 times the per share consideration being distributed with respect to each Common Share plus an amount equal to accrued and unpaid dividends and distributions thereon. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. These rights are protected by customary anti-dilution provisions.

         Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.


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Certain Anti-takeover Effects

         The Rights are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by any person to take over the Company, in a manner or on terms not approved by the Board of Directors. The Rights were declared by the Board of Directors in order to deter such tactics, including a gradual accumulation through purchases in the open market of 15% or more of the Common Shares outstanding to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally.

         The Rights are not intended to prevent a takeover and will not do so. The Rights may be redeemed by the Company at the Redemption Price at anytime prior to the occurrence of a Triggering Event. The Rights, however, may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.


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

     Exhibit No.       Description
     -----------       -----------
          1            Specimen Certificate for the Company's Common Stock (1)
          2            Restated Certificate of Incorporation of the Company (1)
          3            Bylaws of the Company (2)
          4            Second Amended and Restated Preferred Shares Rights
                       Agreement, dated as of August 21, 2000 between
                       Cyberonics, Inc. and BankBoston, N.A. (formerly known as
                       The First National Bank of Boston) a national banking
                       association, as Rights Agent, including the First Amended
                       Certificate of Designation, the form of Rights
                       Certificate and the Summary of Rights attached thereto as
                       Exhibits A, B and C, respectively (2)



(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (Commission File No. 33-45118) declared effective by the Securities and Exchange Commission on February 10, 1993.

(2) Incorporated by reference to the Company's Current Report on Form 8-K filed on September 11, 2000.



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         Cyberonics, Inc.


Date:  September 28, 2000                By: /s/ PAMELA B. WESTBROOK
                                            ---------------------------------
                                            Pamela B. Westbrook
                                            Vice President, Finance and
                                            Administration and Chief Financial
                                            Officer





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                                  EXHIBIT INDEX



     Exhibit No.       Description
     -----------       ------------
          1            Specimen Certificate for the Company's Common Stock (1)
          2            Restated Certificate of Incorporation of the Company (1)
          3            Bylaws of the Company (2)
          4            Second Amended and Restated Preferred Shares Rights
                       Agreement, dated as of August 21, 2000 between
                       Cyberonics, Inc. and BankBoston, N.A. (formerly known as
                       The First National Bank of Boston) a national banking
                       association, as Rights Agent, including the First Amended
                       Certificate of Designation, the form of Rights
                       Certificate and the Summary of Rights attached thereto as
                       Exhibits A, B and C, respectively (2)



(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (Commission File No. 33-45118) declared effective by the Securities and Exchange Commission on February 10, 1993.

(2) Incorporated by reference to the Company's Current Report on Form 8-K filed on September 11, 2000.